BD 3/6

[redacted]

SECURITI ON

10028461

ANNU REPORT
FORM X-17A-5
PART III
Washington, DC
FACING PAGE

OMB APPROVAL	
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SEC FILE NUMBER
8-67474

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Private Asset Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3070 Bristol Street, Suite 500
(No. and Street)

Costa Mesa	CA	92626
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daryl M. Holzberg — 714-545-5002
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road	Los Angeles	CA	90027
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☒ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daryl M. Holzberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Private Asset Group, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature] 2/26/10

Signature

CCO

Title

See Attached Acknowledgement Notary YMP

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of Orange

On February 26, 2010 (Date) before me, Yvonne M. Pierce (Here Insert Name and Title of the Officer),

personally appeared Daryl M. Holzberg (Name(s) of Signer(s)),

YVONNE M. PIERCE
Commission # 1865264
Notary Public - California
Orange County
My Comm. Expires Oct 15, 2013

Place Notary Seal Above

who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature Yvonne M. Pierce (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audited Report

Document Date: ——— Number of Pages: 2

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______

- ☐ Individual
- ☐ Corporate Officer — Title(s): ______
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
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Signer's Name: ______

- ☐ Individual
- ☐ Corporate Officer — Title(s): ______
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2009

PRIVATE ASSET GROUP, INC.

CONTENTS

Elizabeth Tractenberg, CPA

3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Private Asset Group, Inc.
Costa Mesa, California

I have audited the accompanying statement of financial condition of Private Asset Group, Inc., (the Company) as of December 31, 2009 and related statements of operations, changes in financial condition, and changes in shareholders' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2009 and the results of its operations, changes in financial condition and shareholders' equity for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 18, 2010

PRIVATE ASSET GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash		$	111,856
Other receivables			13,999
Due from affiliates			21,000
Deposits and prepaid expenses			1,608
Furniture and equipment net of accumulated depreciation of $45,651			17,827
TOTAL ASSETS		$	166,290

LIABILITIES AND SHAREOLDERS' EQUITY

LIABILITIES				
Accrued expenses			$	26,832
Due to affiliates				27,043
TOTAL LIABILITIES				53,875
SHAREHOLDERS' EQUITY				
Paid-in capital	$	406,701		
Retained earnings (deficit)		(294,286)		112,415
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY			$	166,290

See Accompanying Notes to Financial Statements

PRIVATE ASSET GROUP, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues		
Commissions	$	1,177,571
Due diligence		176,175
Override		134,843
Interest income		1,140
Other income		31,844
Total Revenues		1,521,573
Direct Costs		
Commissions expense		1,245,376
Total Direct Costs		1,245,376
Gross Profits		276,197
Expenses		
Depreciation		12,256
Dues and subscriptions		3,785
Insurance		9,357
Licenses and fees		34,248
Office expense		11,439
Postage		15,937
Printing and reproduction		7,730
Professional fees		56,747
Regulatory and other business taxes		
Rent		75,751
Salaries and wages and related expenses		183,202
Telephone		14,437
Travel expense		6,272
All other		26,201
Total Expenses		457,362
Income (Loss) Before Tax		(181,165)
Provision for Income Taxes		800
Net Income (Loss)	$	(181,965)

See Accompanying Notes to Financial Statements

PRIVATE ASSET GROUP, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock Shares		Common Stock		Contributed Capital		Retained Earnings (Deficit)		Total
Balance, December 31, 2008		$		$	406,701	$	(112,321)	$	294,380
Net Income (loss)							(181,965)		(181,965)
Balance, December 31, 2009	0	$	0	$	406,701	$	(294,286)	$	112,415

See Accompanying Notes to Financial Statements

PRIVATE ASSET GROUP, INC.
STATEMENT OF CHANGES IN FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash Flows from Operating Activities:		
Net income	$	(181,965)
Depreciation		12,256
Changes in operating assets and liabilities:		
Commissions receivable net of payable		9,099
Due from affiliates		(2,587)
Other receivable		(9,761)
Prepaid expenses		(684)
Accrued expenses		3,196
Due to affiliates		27,043
Net cash used for operating activities		(143,403)
Cash Flows for Investing Activities:		
Furniture and equipment		0
Cash Flows from Financing Activities:		
Capital contribution		0
Cash Flows from Financing Activities		0
Net decrease in cash		(143,403)
Cash at beginning of year		255,259
Cash at end of year	$	111,856

SUPPLEMENTAL INFORMATION

Interest paid	$	0
Income taxes paid	$	800

See Accompanying Notes to Financial Statements

NOTE 1 - NATURE OF BUSINESS

Private Asset Group, Inc. (the "Company") was incorporated in the State of California on September 11, 2006 under the name of Private Equity Investors, Inc. Subsequently, on September 20, 2006 the Company's name was changed to Private Asset Group, Inc. The Company is registered with the Securities and Exchange Commission as a broker-dealer in securities. The application to NASD was approved on March 15, 2007. The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA").

The Company operates under the exemptive provisions of Securities and Exchange Commission (SEC) Rule 15c3-3 (k) (1) Customer Protection Rule. The Company does not hold customer funds or safe keep customer securities. As a result, the Company is exempt from certain provisions and requirements of the Securities Exchange Commission.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of Asset and liabilities and disclosures of contingent Asset and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Revenue Recognition - The Company recognizes revenue upon rendering of services.

Income taxes - Income taxes are provided based on earnings reported for financial statement purposes. In accordance with FASB Statement No. 109, the asset and liability method requires the recognition of deferred tax liabilities and Asset for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of asset and liabilities

NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital ($5,000), or 6 2/3% of aggregate indebtedness, as defined, under such provisions. See page 9 for the computation of net capital.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company leases facilities under a long-term lease agreement expiring as follows:

2010	$ 77,391
2011	79,065
2012	80,751
After	76,976
	$ 314,183

NOTE 5 - INCOME TAXES

The Company's fiscal year ends December 31, 2009. The Company files its income tax return on the cash basis. For federal income tax purposes, there is a net operating loss (NOL) of approximately $206,000 which expires in 2027 and can be used to offset future taxable income. The provision for income taxes for the year consists of the following:

Federal Current	$ 0
State Current	800
	$ 800

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company shares facilities with its subsidiary company and transacts business with a number of affiliates. Under an expense sharing agreement with its subsidiary, the subsidiary reimburses the Company a certain portion of the office expenses. During the year ending December 31, 2010, expenses reimbursed by the subsidiary totaled $8,800. At December 31, 2009, the company is owed $21,000 by various affiliates and has a balance payable to its subsidiary of $27,043 for a net payable to affiliate of $6,043.

NOTE 7 – CONTINGENT LIABILITY

A number of Statements of Claim (SOC) were filed during the year ending December 31, 2009 in connection with certain private placement offerings. The Company will vigorously defend these claims and since no claims have been settled, potential liabilities have not been recorded in the Company's financial statements.

PRIVATE ASSET GROUP, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2009

Computation of Net Capital		
Total ownership equity from statement of financial condition		$ 112,415
Non allowable assets:		
Other receivables	$ 13,999	
Deposits and prepaid expenses	1,608	
Furniture and equipment net of accumulated	17,827	(33,434)
Net Capital		$ 78,981
Computation of Net Capital Requirements		
Minimum net aggregate indebtedness -		
6-2/3% of net aggregate indebtedness		$ 3,592
Minimum dollar net capital required		$ 5,000
Net Capital required (greater of above amounts)		$ 5,000
Excess Capital		$ 73,981
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		$ 75,694
Computation of Aggregate Indebtedness		
Total liabilities net of deferred income taxes payable and deferred income		$ 53,875
Percentage of aggregate indebtedness to net capital		68%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$ 88,639
Variance	
Audit adjustments - primarily accruals	(9,658)
Net Capital per Audited Report	$ 78,981

See Accompanying Notes to Financial Statements

PRIVATE ASSET GROUP, INC.
SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2009

A computation of reserve requirement is not applicable to Private Asset Group, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (1).

PRIVATE ASSET GROUP, INC.
SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
AS OF DECEMBER 31, 2009

Information relating to possession or control requirements is not applicable to Private Asset Group, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (1).

Elizabeth Tractenberg, CPA

3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575

Part II

Independent Auditor's Report
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Private Asset Group, Inc.
Costa Mesa, California

In planning and performing my audit of the financial statements and supplemental schedules of Private Asset Group, Inc. (the Company) for the year ended December 31, 2009, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Private Asset Group, Inc.
Costa Mesa, California

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 18, 2010

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

PART III
SIPC Supplemental Report Pursuant to SEC Rule 17a-5(e)(4)

Board of Directors
Private Asset Group, Inc.
Costa Mesa, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Private Asset Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC solely to assist you and the other specified parties in evaluating Private Asset Group, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T).

Private Asset Group, Inc.'s management is responsible for the Private Asset Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records to the check copy dated January 19, 2009 noting no differences.

2. Reviewed the completed form SIPC-7T - Determination of "SIPC Net Operating Revenues" and General Assessment form as follows:
    a. Compared Item No. 2a Total Revenue for the period April 1, 2009 to December 31, 2009 to the Focus Report line 12/Part IIA line 9, Code 4030 for the three quarters June 30, 2009, September 30, 2009 and December 31, 2009 noting no differences.
    b. Compared Item No. 2c Deductions to the transaction reports (general ledger activity) for the three quarters ending December 31, 2009 as per 2a above noting no differences. The total revenue was deducted as all income is Regulation D and Private Placement income, fully deductible for SIPC fee computation.
    c. Reviewed computation of Item No. 2d SIPC Net Operating Revenues and Item No. 2e General Assessment noting no differences.

Board of Directors
Private Asset Group, Inc.
Costa Mesa, California

SIPC Supplemental Report page 2

d. Agreed line 2A General Assessment noting no differences.
e. Reviewed Item 2B payment made with SIPC 4 by reviewing cancelled checks noting no differences. No payment was due with SIPC 6.

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers as noted in section 2 above noting no differences.

4. No payment is due with SIPC 7T.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 18, 2010